SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Silver Run Acquisition Corp II

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

82812A103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82812A103	Schedule 13G

1	Names of Reporting Persons Silver Run Sponsor II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,776,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,776,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,776,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 19.9%

12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 82812A103	Schedule 13G

1	Names of Reporting Persons Riverstone VI SR II Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,776,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,776,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,776,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 19.9%

12	Type of Reporting Person PN

CUSIP No. 82812A103	Schedule 13G

1	Names of Reporting Persons Riverstone Energy VI Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,776,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,776,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,776,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 19.9%

12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 82812A103	Schedule 13G

1	Names of Reporting Persons Riverstone Energy Partners VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,776,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,776,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,776,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 19.9%

12	Type of Reporting Person PN

CUSIP No. 82812A103	Schedule 13G

1	Names of Reporting Persons Riverstone Energy GP VI, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,776,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,776,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,776,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 19.9%

12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 82812A103	Schedule 13G

1	Names of Reporting Persons Riverstone Energy GP VI Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,776,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,776,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,776,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 19.9%

12	Type of Reporting Person CO

CUSIP No. 82812A103	Schedule 13G

1	Names of Reporting Persons Riverstone Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,776,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,776,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,776,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 19.9%

12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 82812A103	Schedule 13G

1	Names of Reporting Persons David M. Leuschen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,776,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,776,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,776,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 19.9%

12	Type of Reporting Person IN

CUSIP No. 82812A103	Schedule 13G

1	Names of Reporting Persons Pierre F. Lapeyre, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,776,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,776,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,776,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 19.9%

12	Type of Reporting Person IN

CUSIP No. 82812A103	Schedule 13G

Item 1.
	(a)	Name of Issuer: Silver Run Acquisition Corp II (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 1000 Louisiana Street Suite 1450 Houston, TX 77002

Item 2.
(a)

Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Silver Run Sponsor II, LLC (“Sponsor”)

Riverstone VI SR II Holdings, L.P. (“Holdings”)

Riverstone Energy VI Holdings GP, LLC (“Holdings GP”)

Riverstone Energy Partners VI, L.P. (“Energy Partners”)

Riverstone Energy GP VI, LLC (“Energy GP”)

Riverstone Energy GP VI Corp (“Energy Corp”)

Riverstone Holdings LLC (“Riverstone”)

David M. Leuschen

Pierre F. Lapeyre, Jr.

	(b)	Address or Principal Business Office: The address of each of the Reporting Persons is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.
(c)

Citizenship of each Reporting Person is:

Each of Sponsor, Holdings, Holdings GP, Energy Partners, Energy GP, Energy Corp and Riverstone are organized in the State of Delaware. David M. Leuschen and Pierre F. Lapeyre, Jr. are each citizens of the United States.

	(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).
	(e)	CUSIP Number: 82812A103

Item 3.
Not applicable.

CUSIP No. 82812A103	Schedule 13G

Item 4.	Ownership.

(a)-(c)

The ownership information presented below represents beneficial ownership of shares of Class A Common Stock of the Issuer as of December 31, 2017, based upon 103,500,000 shares of Class A Common Stock outstanding as of November 13, 2017 and assumes the conversion of the Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Persons into shares of Class A Common Stock on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Silver Run Sponsor II, LLC	25,776,000	19.9%	0	25,776,000	0	25,776,000
Riverstone VI SR II Holdings, L.P.	25,776,000	19.9%	0	25,776,000	0	25,776,000
Riverstone Energy VI Holdings GP, LLC	25,776,000	19.9%	0	25,776,000	0	25,776,000
Riverstone Energy Partners VI, L.P.	25,776,000	19.9%	0	25,776,000	0	25,776,000
Riverstone Energy GP VI, LLC	25,776,000	19.9%	0	25,776,000	0	25,776,000
Riverstone Energy GP VI Corp	25,776,000	19.9%	0	25,776,000	0	25,776,000
Riverstone Holdings LLC	25,776,000	19.9%	0	25,776,000	0	25,776,000
David M. Leuschen	25,776,000	19.9%	0	25,776,000	0	25,776,000
Pierre F. Lapeyre Jr.	25,776,000	19.9%	0	25,776,000	0	25,776,000

Sponsor is the record holder of 25,776,000 shares of Class B Common Stock. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone, which is the sole stockholder of Energy Corp., which is the sole and managing member of Energy GP, which is the general partner of Energy Partners, which is the managing member of Holdings GP, which is the general partner of Holdings, which is the sole and managing member of Sponsor. As a result, each of these persons and entities may be deemed to share beneficial ownership of the shares held by Sponsor.  Each such person or entity disclaims any such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 82812A103	Schedule 13G

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  February 7, 2018

SILVER RUN SPONSOR II, LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

RIVERSTONE VI SR II HOLDINGS, L.P.
By: Riverstone Energy VI Holdings GP, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

RIVERSTONE ENERGY VI HOLDINGS GP, LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

RIVERSTONE ENERGY PARTNERS VI, L.P.
By: Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

CUSIP No. 82812A103	Schedule 13G

RIVERSTONE ENERGY GP VI, LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

RIVERSTONE ENERGY GP VI CORP

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Vice President

RIVERSTONE HOLDINGS LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

/s/ Thomas J. Walker, attorney-in-fact
David M. Leuschen

/s/ Thomas J. Walker, attorney-in-fact
Pierre F. Lapeyre, Jr.

CUSIP No. 82812A103	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.

24	Power of Attorney of David M. Leuschen. and Pierre F. Lapeyre, Jr.